(d)(2)(i)

January 1, 2018

Mr. Todd Modic

Senior Vice President

Voya Investments, LLC

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258

Dear Mr. Modic:

Pursuant to the Investment Management Agreement, dated November 18, 2014, as amended and restated on May 1, 2015, between Voya Fund Trust (“VFT”) and Voya Investments, LLC (the “Agreement”), we hereby notify you of our intention to modify the breakpoints to the annual management fee for Voya GNMA Income Fund (the “Fund”), effective as of January 1, 2018, upon all of the terms and conditions set forth in the Agreement.

Upon your acceptance, the Agreement will be modified to give effect to the foregoing by amending Schedule A of the Agreement.  The Amended Schedule A, which indicates the modified annual management fee for the Fund, is attached hereto.

Please signify your acceptance to the modified breakpoints to the annual management fee for the aforementioned Fund by signing below where indicated.

Very sincerely,

		By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
Voya Funds Trust

Accepted and Agreed to:
Voya Investments, LLC

By:	/s/ Todd Modic
Name:	Todd Modic
Title:	Senior Vice President, Duly Authorized

AMENDED SCHEDULE A

with respect to the

AMENDED AND RESTATED INVESTMENT MANAGEMENT AGREEMENT

between

VOYA FUNDS TRUST

and

VOYA INVESTMENTS, LLC

Series	Effective Date	Annual Management Fee (as a percentage of average daily net assets)
Voya GNMA Income Fund	January 1, 2018	0.57% on first $1 billion of assets; 0.50% on next $500 million of assets; and 0.45% thereafter